                                                                    EXHIBIT 99.1


PRESS RELEASE                                                      [AMDOCS LOGO]
--------------------------------------------------------------------------------

          AMDOCS LIMITED REPORTS STRONG GROWTH IN REVENUE AND EARNINGS

 RECORD QUARTERLY REVENUE OF $469.5 MILLION REPRESENTING 3.8% SEQUENTIAL GROWTH

Key quarterly highlights:

   -  Revenue of $469.5 million, exceeding guidance of $457 million

   - Diluted EPS, excluding acquisition-related costs net of related tax effects, increases 30.8% to $0.34, exceeding guidance of $0.31

   -  Diluted GAAP EPS of $0.32

   -  Free cash flow of $63.0 million

   - Second quarter fiscal 2005 guidance: Expected revenue of $488 million and diluted EPS of $0.35, excluding acquisition-related costs net of related tax effects of between $0.01-$0.02 per share

ST. LOUIS, MO - JANUARY 19, 2005 - Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 2004, revenue was $469.5 million, representing sequential growth of 3.8% and an increase of 9.6% from last year's first quarter. Excluding acquisition-related costs net of related tax effects of $3.0 million, net income was $72.4 million, or $0.34 per diluted share, and increased by $15.4 million, or 26.9%, when compared to net income, excluding $4.0 million of acquisition-related costs net of related tax effects, of $57.0 million, or $0.26 per diluted share, in the first quarter of fiscal 2004. The Company's net income was $69.4 million, or $0.32 per diluted share, compared to net income of $53.1 million, or $0.24 per diluted share, in the first quarter of fiscal 2004.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "This was an excellent quarter for Amdocs. We exceeded expectations for revenue and earnings and accelerated our growth rate as we experienced strong momentum in our business. We are seeing now the results of our strategy of focusing on high-end companies and investing in the development of world-class products to support integrated customer management. This strategy has resulted in significant new wins across the board this quarter, especially in wireline. Our success this quarter and improving market conditions have positioned Amdocs for continued growth in the coming quarters."
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SALES HIGHLIGHTS

During the first quarter, our new business included ten new key wins, highlighted below.

   - Amdocs and IBM have signed contracts to modernize Svyazinvest's multiple billing and customer care systems that support more than 35 million wireline subscribers. Amdocs is working with Svyazinvest and IBM, the prime contractor, to replace 180 billing systems with a solution consisting of Amdocs Billing, Customer Management, Ordering, Self-Service, and Partner Relationship Manager Systems thus allowing Svyazinvest to pursue an integrated customer management strategy. The new solution also allows Svyazinvest to rapidly introduce new voice and data services to subscribers in the growing Russian marketplace. Amdocs and IBM will also provide ongoing maintenance services once the implementation is complete.

   - Amdocs has signed an agreement with R.H. Donnelley Corporation (RHD), a leading yellow pages publisher and directional media company, to upgrade and modernize RHD's systems with Amdocs iGen Platform, an integrated, web-based customer-centric suite of business applications. The agreement expands and extends RHD's managed services agreement with Amdocs through 2009, including day-to-day data center operations and ongoing programming support. For another directory customer, Amdocs will provide CRM functionality including sales force automation.

   - A major wireline carrier has selected Amdocs to support its project to provide customers with new Internet Protocol (IP)-based services. Amdocs will also provide implementation and systems integration services to this customer.

   - Amdocs has been selected for a systems integration project at an existing European wireless customer to assist the company as they upgrade their infrastructure and for an existing major wireless customer in North America, Amdocs is providing professional services to help this customer consolidate its operations.

   - Amdocs had success with its eCare product, with sales this quarter to an existing wireline customer in North America and to an existing wireless customer.
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   -  In South America, a wireless customer is upgrading to a new version of
      Amdocs ClarifyCRM product and in Europe, an existing customer has selected the Amdocs Xacct mediation product.



OPERATING AND FINANCIAL HIGHLIGHTS

During the first quarter:

   - Telefonica de Espana successfully completed the deployment of the Amdocs billing platform to support all of its wireline operations. In addition to supplying billing software, Amdocs provided Telefonica de Espana with systems integration services to support the rollout. As a result, Telefonica de Espana is now able to rapidly introduce innovative offerings, including new broadband ADSL services, while the company's operational and maintenance costs are significantly reduced. Several disparate legacy billing systems were consolidated and more than 12 million residential and commercial wireline customers with approximately
      19.5 million access lines were migrated simultaneously onto the single, comprehensive Amdocs platform in what's known as a "flash-cut" conversion.

   - T-Mobile Hungary, Hungary's largest mobile service provider and the mobile division of Deutsche Telekom's subsidiary MATAV, has successfully deployed the Amdocs ClarifyCRM solution to manage all aspects of customer contacts and support for its more than 4 million customers. This deployment will help to seamlessly link front- and back-office systems throughout the organization, streamlining all customer-facing business processes for a single customer view -- a pre-requisite for outstanding customer experience.

   - Amdocs announced that the United States Court of Appeals for the Eighth Circuit has affirmed per curiam the dismissal of the securities class action lawsuits that had been pending against Amdocs and certain of its directors and officers since June, 2002. The case had previously been dismissed with prejudice in December, 2003 by the United States District Court for the Eastern District of Missouri.

   - Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $63.0 million in the quarter.

NEW ACCOUNTING RULE

In March 2004, the Company issued $450 million principal amount of 0.50% Convertible Senior Notes (the "Notes") that are convertible into the Company's ordinary shares, subject to several contingent conversion conditions including a share price condition. According to U.S. GAAP prior to this quarter, the effect of the ordinary shares issuable upon conversion of the Notes had not been included in the computation of diluted earnings per share since none of the conditions that would permit conversion of the Notes have been satisfied. The Emerging Issues Task Force with issue 04-8 "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" (EITF 04-8) has reached a consensus to require, commencing with reporting periods ending after December 15, 2004, to include the shares issuable upon conversion of contingently convertible instruments (such as the Notes) in diluted earnings per share computations, if dilutive, regardless of whether the conversion conditions have been met. The transition rules of EITF 04-8 require that prior period earnings per share computations be restated to conform to the new rules. The change in accounting rules reduced previously reported quarterly diluted earnings per share by approximately $0.01 per share per quarter for the third and fourth quarters of fiscal 2004.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the second quarter of fiscal 2005 ending March 31, 2005, will increase to approximately $488 million. Diluted earnings per share for the quarter are expected to be $0.35 excluding acquisition-related costs net of related tax effects which are expected to reduce diluted EPS by between $0.01-$0.02 per share.

Amdocs will host a conference call on January 19, 2005 at 5 p.m. Eastern Standard Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world's leading telecommunications services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to
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implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. For more information, visit Amdocs at www.amdocs.com.

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains certain information that is not prepared in accordance with GAAP. Investors should not construe these financial measures as being superior to GAAP. The Company's management uses this financial information in its internal analysis in order to exclude the effect of acquisitions and other significant one-time events that may have a disproportionate effect in a particular period. Accordingly, management believes that isolating the effects of such events enables management and investors to consistently analyze the critical components and results of operations of the Company's business and to have a meaningful comparison to prior periods.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 30, 2004.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com
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                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED
                                                                DECEMBER 31,

                                                            2004          2003
                                                          --------      --------
Revenue:
  License ..........................................      $ 20,366      $ 16,621
  Service ..........................................       449,166       411,674
                                                          --------      --------
                                                           469,532       428,295
Operating expenses:
  Cost of license ..................................         1,155         1,132
  Cost of service ..................................       294,947       272,103
  Research and development .........................        32,911        30,498
  Selling, general and administrative ..............        54,960        52,497
  Amortization of purchased intangible
     assets ........................................         3,718         5,096
                                                          --------      --------
                                                           387,691       361,326
                                                          --------      --------
Operating income ...................................        81,841        66,969

Interest income and other, net .....................         4,959         1,067
                                                          --------      --------
Income before income taxes .........................        86,800        68,036

Income taxes .......................................        17,357        14,968
                                                          --------      --------
Net income .........................................      $ 69,443      $ 53,068
                                                          ========      ========
Basic earnings per share ...........................      $   0.34      $   0.25
                                                          ========      ========
Diluted earnings per share .........................      $   0.32      $   0.24
                                                          ========      ========
Basic weighted average number of shares
   outstanding .....................................       201,703       215,106
                                                          ========      ========
Diluted weighted average number of shares
   outstanding .....................................       217,448       220,594
                                                          ========      ========

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                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
              EXCLUDING AMORTIZATION OF PURCHASED INTANGIBLE ASSETS
                             AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED
                                                               DECEMBER 31,

                                                         2004 (1)       2003 (1)
                                                         --------       --------
Revenue:
  License ........................................       $ 20,366       $ 16,621
  Service ........................................        449,166        411,674
                                                         --------       --------
                                                          469,532        428,295
Operating expenses:
  Cost of license ................................          1,155          1,132
  Cost of service ................................        294,947        272,103
  Research and development .......................         32,911         30,498
  Selling, general and administrative ............         54,960         52,497
                                                         --------       --------
                                                          383,973        356,230
                                                         --------       --------
Operating income .................................         85,559         72,065

Interest income and other, net ...................          4,959          1,067
                                                         --------       --------
Income before income taxes .......................         90,518         73,132

Income taxes .....................................         18,104         16,089
                                                         --------       --------
Net income .......................................       $ 72,414       $ 57,043
                                                         ========       ========
Diluted earnings per share .......................       $   0.34       $   0.26
                                                         ========       ========
Diluted weighted average number of
   shares outstanding ............................        217,448        220,594
                                                         ========       ========

----------
(1) Excludes $3,718 and $5,096 for amortization of purchased intangible assets, and related tax effects of $(747) and $(1,121) for the three months ended December 31, 2004 and 2003, respectively. Including the above items, income before income taxes was $86,800 and $68,036, and diluted earnings per share were $0.32 and $0.24 for the three months ended December 31, 2004 and 2003, respectively.
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                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                  AS OF
                                                                       ---------------------------
                                                                       DECEMBER 31,  SEPTEMBER 30,
                                                                           2004          2004
                                                                       ----------    ------------
                                                                       (UNAUDITED)
ASSETS

Current assets

Cash, cash equivalents and short-term interest-bearing investments     $1,257,386    $1,190,699
Accounts receivable, net, including unbilled of $23,411 and
   $24,696, respectively ..........................................       282,465       254,779
Deferred income taxes and taxes receivable ........................        70,634        62,284
Prepaid expenses and other current assets .........................        98,242        80,229
                                                                       ----------    ----------
    Total current assets ..........................................     1,708,727     1,587,991

Equipment, vehicles and leasehold improvements, net ...............       174,582       181,121
Goodwill and other intangible assets, net .........................       845,944       854,386
Other noncurrent assets ...........................................       251,984       240,386
                                                                       ----------    ----------
Total assets ......................................................    $2,981,237    $2,863,884
                                                                       ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accounts payable and accruals .....................................    $  361,006    $  366,363

Short-term portion of capital lease obligations and other financing
   arrangements ...................................................        17,183        21,310
Deferred revenue ..................................................       235,923       223,122
Deferred income taxes and taxes payable ...........................       167,989       163,648
                                                                       ----------    ----------
    Total current liabilities .....................................       782,101       774,443
0.50% Convertible notes ...........................................       450,000       450,000
Noncurrent liabilities and other ..................................       229,608       195,251
Shareholders' equity ..............................................     1,519,528     1,444,190
                                                                       ----------    ----------
Total liabilities and shareholders' equity ........................    $2,981,237    $2,863,884
                                                                       ==========    ==========


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